September 29, 2017 Page 1

September 29, 2017

Ben Meeks
Office of Structured Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:      Citigroup Commercial Mortgage Trust 2014-GC21

Form 10-K for the fiscal year ended December 31, 2016 filed March 30, 2017

File No. 333-189017-04

Dear Mr. Meeks:

We are counsel to Citigroup Commercial Mortgage Securities Inc. (the “Registrant”) in connection with the above-captioned Form 10-K (the “Filing”). On behalf of the Registrant, we thank you for your phone call on September 13, 2017, conveying an oral comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Filing.

Below is our response, on behalf of the Registrant, to the oral comment of the Staff conveyed in your phone call. The response follows the Staff’s oral comment, which has been transcribed below.

Form 10-K filed for Citigroup Commercial Mortgage Trust 2014-GC21

Regarding the servicing assessments for loan combinations – Item 1122 assessment and attestation, we note that the servicing assessments (exhibits 33.13 to 33.15) for the Greene Town Center mortgage loan for the operating advisor, the master servicer and the primary servicer under the lead servicing deal (GS Mortgage Securities Trust 2014-GC20) are not included.

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The Greene Town Center mortgage loan is serviced under the pooling and servicing agreement for the GS Mortgage Securities Trust 2014-GC20 transaction – KeyBank National Association is the master/primary servicer thereunder for the Green Towne Center mortgage loan and Trimont Real Estate Advisors, Inc. is the operating advisor thereunder. The Item 1122 assessment and attestation for that master/primary servicer and operating advisor for the Green Towne Center mortgage loan are not included in the Form 10-K for the Citigroup Commercial Mortgage Trust 2014-GC21.

The Item 1122 assessment and attestation (Exhibits 33.13 to 33.15) are included for the special servicer, certificate administrator and custodian under the pooling and servicing agreement for the GS Mortgage Securities Trust 2014-GC20 transaction.

The Greene Town Center mortgage loan was included in, and constituted 4.5% of the pool assets of, the Citigroup Commercial Mortgage Trust 2014-GC21 (the “GC21 Trust”), as of the closing date for the securitization transaction related to the GC21 Trust. The Greene Town Center loan combination, however, is serviced under the pooling and servicing agreement for the GS Mortgage Securities Trust 2014-GC20 transaction (the “GS 2014-GC20 PSA”), by KeyBank National Association (“KeyBank”) as the master/primary servicer, and Trimont Real Estate Advisors, Inc. (“Trimont”) as the operating advisor.

The Form 10-K for the GC21 Trust, with respect to the Green Towne Center mortgage loan, (i) did not include Item 1122 assessment reports and attestation reports for Keybank or Trimont under the GS 2014-GC20 PSA, and (ii) did include the Item 1122 assessment reports and attestation reports for the special servicer (LNR Partners, LLC), certificate administrator (Wells Fargo Bank, National Association) and custodian (Wells Fargo Bank, National Association) acting under the GS 2014-GC20 PSA because:

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(a)	Although the GS 2014-GS20 PSA is the lead PSA for the Greene Towne Center mortgage loan, neither KeyBank nor Trimont performed activities that address the servicing criteria specified in Item 1122(d) of Regulation AB with respect to any other mortgage loans included in the GC21 Trust. Therefore, each of KeyBank and Trimont performed activities that address the servicing criteria specified in Item 1122(d) of Regulation AB with respect to less than 5% of the pool assets of the GC21 Trust. Pursuant to Instruction 3 to Item 1122 of Regulation AB, the Registrant is not required to include the Item 1122 assessment reports and attestation reports in any Form 10-K for the GC21 Trust because each of KeyBank’s and Trimont’s activities relate only to 5% or less of the pool assets of the GC21 Trust.
(b)	LNR Partners, LLC (“LNR Partners”) is also the special servicer under the pooling and servicing agreement for Citigroup Commercial Mortgage Trust 2014-GC21 (the “CGCMT 2014-GC21 PSA”) and services the other mortgage loans included in the CGCMT 2014-GC21 trust, except for the Newcastle Senior Housing Portfolio mortgage loan which constituted 9.9% of the pool assets and is outside serviced under the pooling and servicing agreement for Citigroup Commercial Mortgage Trust 2014-GC19 (the “CGCMT 2014-GC19 PSA”). Therefore, LNR Partners performed activities (combining the activities it performed under the GS 2014-GC20 PSA and the CGCMT 2014-GC21 PSA) that address the servicing criteria specified in Item 1122(d) of Regulation AB with respect to 90.1% of the pool assets of Citigroup Commercial Mortgage Trust 2014-GC21, and the Item 1122 assessment report and attestation report of LNR Partners for the Greene Town Center mortgage loan are included to ensure compliance with the requirements under Item 1122 of Regulation AB; and
(c)	Wells Fargo Bank, National Association (“Wells Fargo”) is also the master servicer under the CGCMT 2014-GC21 PSA and the CGCMT 2014-GC19 PSA and services all other mortgage loans included in Citigroup Commercial Mortgage Trust 2014-GC21 (including the Newcastle Senior Housing Portfolio mortgage loan). Therefore, Wells Fargo performed activities (combining the activities it

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performed under the GS 2014-GC20 PSA, the CGCMT 2014-GC19 PSA and the CGCMT 2014-GC21 PSA) that address the servicing criteria specified in Item 1122(d) of Regulation AB with respect to 100% of the pool assets of Citigroup Commercial Mortgage Trust 2014-GC21, and the Item 1122 assessment report and attestation report of Wells Fargo for the Greene Town Center mortgage loan are included to ensure compliance with the requirements under Item 1122 of Regulation AB.

If you have any questions regarding the foregoing, please contact the undersigned.

Sincerely,

/s/ Janet A. Barbiere

Janet A. Barbiere

CC:	Ryan O’Connor, Esq.
William C. Cullen, Esq.